January 13, 2020 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:      Omeros Corporation

Application for Withdrawal of

Post-Effective Amendment No. 2 to

Registration Statement on Form S-3

Filed March 1, 2019

File No. 333-219959

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Omeros Corporation (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon thereafter as practicable, of the Company’s Post-Effective Amendment No. 2, filed on March 1, 2019 (the “Post-Effective Amendment”), to its Registration Statement on Form S-3 (File No. 333-219959) (the “Registration Statement”), together with all exhibits and amendments thereto.

The Registration Statement to which the Post-Effective Amendment relates was deemed terminated pursuant to Rule 415(a)(6) under the Securities Act in connection with the filing by the Company of a replacement automatic shelf registration statement (File No. 333-235349) on December 4, 2019 (the “New Registration Statement”). The Company confirms that the Post-Effective Amendment has not become effective under the Securities Act and that no securities have been sold or will be sold pursuant to the Post-Effective Amendment. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of Post-Effective Amendment No. 1 for potential offerings under the Post-Effective Amendment; however, the Company requests that this registration fee will continue to apply to the offer and sale of securities pursuant to the New Registration Statement in accordance with Rule 415(a)(6) under the Securities Act.

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The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this request, please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-6000 or me at (206) 676-5000.

/s/ Peter B. Cancelmo
Peter B. Cancelmo
Vice President, General Counsel

cc:        Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Matthew C. Franker

Covington & Burling LLP